UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Accredited Mortgage Loan Reit Trust

(Name of Issuer)

9.75% Series A Perpetual Cumulative Preferred Shares

(Title of Class of Securities)

00438G2057

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP NO. 00438G2057

1.	Names of Reporting Persons I.R.S. Identification of No. of above persons (entities only) FOOTPRINTS ASSET MANAGEMENT AND RESEARCH 86-1070985
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization NEBRASKA

NO. OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 261,219 shares
6. Shared Voting Power: 0 shares
7. Sole Dispositive Power: 261,216 shares
8. Shared Dispositive Power: 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 261,216 shares
10.	Check if the Aggregate Amount in Row (9) excludes certain shares (see instructions).	☐
11.	Percent of class Represented by Amount in Row (9): 6.30%
12.	Type of Reporting Person (see instructions): IA

Item 1.

(a)	Name of Issuer:

Accredited Mortgage Loan Reit Trust

(b)	Address of Issuer’s Principal Executive Offices:

15253 Avenue of Science

San Diego, California 92128

Item 2.

(a)	Name of Person Filing:

Footprints Asset Management and Research, Inc.

(b)	Address of Principal Business Office, if none, Residence:

11422 Miracle Hills Drive, Suite 208

Omaha, NE 68154

(c)	Citizenship:

Nebraska

(d)	Title of Class of Securities:

Preferred Stock

(e)	CUSIP Number:

00438G2057

Item 3.	If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒ An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with ss.240.13d-(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

Item 4.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 261,216 shares

(b)	Percent of class: 6.30%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 261,216 shares

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of 261,216 shares

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of more than five percent on behalf of another person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

Not applicable

Item 8.	Identification and classification of members of the group

Not applicable

Item 9.	Notice of dissolution of group.

Not applicable

Item 10.	Certification

By signing below the undersigned certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	Stephen J. Lococo
Stephen J. Lococo, President

Date: January 13, 2009